Filed by Annaly Capital Management, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: MTGE Investment Corp.

Registration No.: 333-224968

On August 2, 2018, Annaly Capital Management, Inc. (“Annaly”) hosted a conference call to provide supplemental information regarding Annaly’s pending acquisition of MTGE Investment Corp. (“MTGE”) pursuant to the Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, MTGE and Mountain Merger Sub Corporation. A copy of the transcript from this call follows.

Annaly Capital Management, Inc. Q2’2018 Results Earnings Call Transcript

Annaly Capital Management, Inc. (NYSE:NLY) Q2 2018 Earnings Conference Call August 2, 2018 9:00 AM ET

Executives

Jessica LaScala - IR

Kevin Keyes - CEO and President

David Finkelstein - CIO Glenn Votek - CFO

Tim Coffey - Chief Credit Officer

Timothy Gallagher - Head of Commercial Real Estate

Analysts

Doug Harter - Credit Suisse

Bose George - KBW

Vivek Agarwal - CompassPoint

Ken Bruce - Bank of America Merrill Lynch

Rick Shane - JP Morgan

Operator

Good day, and welcome to the Q2 2018 Annaly Capital Management Earnings Conference Call and webcast. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the * key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press * then 1 on the touchtone phone. To withdraw your question, please press star, then two. Please not this event is being recorded. I will now like to turn the conference call over to Ms. Jessica LaScala, Head of Investor Relations. Ms. LaScala, the floor is yours, ma’am.

Jessica LaScala

Thank you. Good morning and welcome to the Second Quarter 2018 Earnings Call for Annaly Capital Management, Inc. Any forward-looking statements made during today’s call are subject to risks and uncertainties, which are outlined in the Risk Factors section in our most recent annual and quarterly SEC filings. These risks and uncertainties include but are not limited to the ability of the parties to consummate the proposed transaction on a timely basis (or at all) and the satisfaction of the conditions precedent to consummation of the proposed transaction. Actual events and results may differ materially from these forward-looking statements. We encourage you to read the forward-looking statements disclaimer in our earnings release in addition to our quarterly and annual filings. Additionally, the content of this conference call may contain time-sensitive information that is accurate only as of the date of this earnings call. We do not undertake and specifically disclaim any obligation to update or revise this information. During this call we may present both GAAP and non-GAAP financial measures. A reconciliation of GAAP to non-GAAP measures is included in our earnings release. Also note that nothing on this call constitutes an offer to sell or a solicitation of an offer to purchase any shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a tender offer statement on schedule TO. Annaly has also filed a registration statement on form S-4, and MTGE has filed a solicitation/recommendation statement on schedule 14D-9 with the SEC with respect to the exchange offer. These documents are available for free at the SEC’s website at www.sec.gov. MTGE shareholders are urged to read these documents carefully because they contain important information that holders of MTGE Securities should consider before making any decision regarding exchanging their securities. The offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, have been made available to all holders of MTGE common stock at no expense to them. Participants on this morning’s call include: Kevin Keyes, Chairman, Chief Executive Officer and President; David Finkelstein, Chief Investment Officer; Glenn Votek, Chief Financial Officer; Tim Coffey, Chief Credit Officer and Timothy Gallagher, Head of Commercial Real Estate. Please also note this event is being recorded.

And I’ll now turn the conference over to Kevin Keyes.

Kevin Keyes

Thanks Jessica. Good morning everyone and welcome to the call.

Last week we held our Mid-Year Management Meetings to discuss the progress we’ve made on our 5 year strategic plan – what I called “Annaly 2020” when my role transitioned in 2015. We reviewed and revised priorities as it relates to the complimentary aspects of our diversified shared capital model. We critically assessed our internal and external growth strategies – including diversification and consolidation – our capital and liquidity management, operating efficiencies and organizational initiatives required to achieve our goals. We debated the current opportunities in today’s market environment and scrutinized our performance – both past and projected. In the end, my three main objectives of the meeting were accomplished: First, we confirmed the biggest risks we face and our strategies to manage them. Second, we reinforced a clear view on prioritizing our numerous internal and external growth opportunities — I simply refuse to confuse motion with progress. And third, we both challenged and solidified how we measure our performance along the way in order to maximize risk-adjusted value for our shareholders.

We’ve built this Company into a well-capitalized, lower-levered, scalable and diversified platform with more options than any other to manage through the unforeseen. With this optionality, we face much less risk in generating our returns for shareholders. We have navigated through various cycles and types of risk – and today, as global QE slows but continues, the risk of excess leverage pervades, pervades our markets, economies, corporations and governments. Last week we revisited and analyzed the metrics measuring leverage in the system — aggregate global debt has now reached its highest level ever, with total debt outstanding of $177 trillion equating to approximately 245 percent of global output, which is 13 percentage points higher than the prior peak in 2009. U.S. Corporate Debt has ballooned to historical all-time highs — to $9.1 trillion dollars, an amount that equates to approximately 45 percent of GDP today and looks a lot like the chart of Mortgage Debt to GDP just over a decade ago. The current level of U.S. Corporate debt has grown 40 percent from the last time it represented this share of GDP from Q4 2008 to Q2 2009. And based on the Treasury department’s estimate for the year, the U.S. government is now really piling onto the debt pile — with net issuance projected to be $1.25 trillion for the year, even higher than the $1.1 trillion printed amidst the financial crisis from July to December 2008.

All of this data paints the picture of a world that increasingly prioritizes short-term gains over long-term strategic positioning and protection. Too many companies – including most Mortgage REITs – are solely relying upon or planning to add leverage in an over-levered market to generate or maintain earnings. In the mortgage REIT sector, over 80 percent of the companies have increased leverage an average of over 16 percent in the past year — and 90 percent of the sector has increased leverage again this quarter by over 10 percent — while ours is now 2 percent lower quarter over quarter. When you are trading a portfolio – with a short term disposition – and have limited options, by definition, leverage is the only lever to pull. Going from high leverage to higher — is an increasingly dangerous and extremely limited business plan in today’s markets to state the obvious.

By contrast, Annaly remains dedicated to its conservative, long term diversification strategies. We are consistently producing competitive returns that are safer, more predictable, more durable and with significantly less leverage.

As this excessive leverage began to rebuild in the system, Annaly was a first mover in proactively lowering leverage as we embarked upon our diversification strategy five years ago when we began to rotate our portfolio into lower-levered, floating rate credit investments. Since 2014, we have employed approximately 30 percent less leverage than the Agency mortgage REIT sector and produced a cumulative economic return 150 percent higher than those peers. Additionally, over this same time period, the average gap between Annaly’s leverage and the Agency mortgage REIT sector peers has more than tripled from 0.65x to now 2.20x. Our views have influenced our strategies in optimizing our capital and liquidity and have precipitated our conservatism in how we finance our 3 credit businesses – today made up of over 3 and a half billion in capital and yet only 0.9x levered, that’s less than 1 turn. Our Residential Credit portfolio is 1.1x levered vs. 4.2x for the market; our Commercial Real Estate portfolio is 0.8x levered vs. 2.6x on average for the market; and our MML portfolio is only 0.1x levered vs. 1.0x for the market — which will now increase to 2.0x given new financial regulation recently passed. Clearly, our credit investments are made up of higher quality cash flows – not reliant upon financial engineering for a return.

Our broad investment options and priorities were demonstrated in the results of this past quarter – we successfully originated over $1.1 billion of credit assets across our three businesses organically — at a levered return of about 10.5 percent — using less than 1 turn of leverage. Our ongoing investments in our proprietary partnerships and relationships are now seasoning and scaling – enabling us to source unique and complementary investment opportunities where competition is less acute, structures remain favorable and credit quality is maintained. In addition, this quarter, our external growth strategy through consolidation continued as well, with our announcement of the $900 million purchase of MTGE Investment Corp. This transaction checks all the boxes, it further enhances the scale and diversification of our investment platform, is accretive to earnings, provides immediate cost savings to shareholders, increases our equity base for continued growth and reinforces our stature as a market leading industry consolidator. Our capital efficiency and outperformance in combining these strategies resulted in Core ROE of 11 percent — the highest return level since the initiation of our diversification strategy in 2014.

Lastly, we constantly look at various risk-adjusted metrics over different time periods – to ensure our strategies are actually delivering incremental value to our shareholders. Using multiple valuation methodologies, Annaly has delivered outsized returns with a better risk profile since this management team initiated our diversification strategy. Most telling, when analyzing returns relative to capital efficiency and leverage deployed, the results illustrate the vast return differentials among Annaly and the monoline Agency REIT models. There are a few ways to do this: First — Total Return — the metric we consider — is cumulative economic return per unit of leverage, measuring our total change in book value plus dividends over time normalized for average leverage employed. Since our diversification effort began, Annaly’s total return on this measure is 2.3x higher than the average Agency mortgage REIT.

A slight variant of this is a proxy for our “Sharpe Ratio” which we’ve discussed before with the market— measures our cumulative economic return, per unit of volatility. On that basis, Annaly’s performance is also over 2x times higher than the average Agency mortgage REIT.

Second, from a Levered Yield perspective, one can analyze Core ROE, per unit of leverage – a methodology which is underutilized by the market that helps to analyze earnings quality and capital efficiency. By this measure Annaly’s performance is 36 percent greater on average than the Agency mortgage REIT sector. On just an absolute yield basis, Annaly’s Core ROE, not adjusted for any leverage or volatility, is 23 percent higher than the sector and has increased over 60 percent since Q1’14 — whereas the Agency average has declined by nearly 20 percent. Either way you look at it, these ratios illustrate we are not relying solely on higher leverage to produce our core earnings and dividends.

Finally, in assessing the success of our strategies on an absolute and relative basis I like to dissect Yield Stability by comparing Net Interest Margins (or “NIM”) over time. Our net interest margin of 1.6 percent this quarter was higher than any of the Agency mortgage REITs and is 33 percent higher than the average for the sector. Our NIM is not only higher – its also proven to be more stable over time. Over the past 10 quarters, Annaly has maintained a net interest margin in a narrow band of only 14bps (vs 107 basis points range spread for the average mortgage REIT) – a range that is over 8x more stable than the average volatility of our peers’ net interest margins than what we produced. Obviously, our ability to manage our portfolios’ earnings quality and volatility has been a large contributing factor to our consistent $0.30 dividend for the past 19 quarters – while 100 percent of Agency mortgage REITs have lowered their dividends representing 21 total dividend cuts over the same time period.

Higher risk adjusted total returns, capital efficiency and unmatched stability have been the outputs of our yield factory. The diversity of our cash flows, organic growth of our floating rate credit assets, our ability to consolidate, outsized liquidity and lack of reliance on risky leverage levels are Annaly’s strategic differentiators which have been undervalued in this predominantly Risk-On market environment. As reality sets in, and as the market begins to revert to its historical means over time, the higher risk models become exposed and the outperformance and consistency of our conservative yield manufacturing strategy will be increasingly understood and appreciated.

Now, I’ll turn it over to David to discuss our portfolio and investment activity in more detail.

David Finkelstein

Thank you Kevin. Fixed income markets exhibited greater stability in the second quarter relative to the first quarter of this year. Nonetheless, interest rates did continue to rise, and the yield curve flattening persisted as the Fed remained committed to hiking, while longer-term rates were anchored somewhat in light of economic uncertainty out the horizon. Agency spreads were roughly unchanged, and credit was reasonably stable on the quarter. We maintained the additional hedges added in the first quarter, and we reduced leverage modestly, in anticipation of both our expected onboarding of the MTGE portfolio, and also as a consequence of the increase in allocation to our relatively lower levered credit businesses.

Turning to the portfolio, and beginning with Agency, activity in the second quarter was relatively light. The reduction in leverage came as a result of a decrease in both our TBA position, as well as our specified pool portfolio, however we did add to our Agency multi-family position, as spread widening in that sector created a temporary opportunity. On the hedging side, we added longer dated swaps through the exercise of each of our expiring swaptions, as well as shifting out some of our shorter dated contracts to manage the roll-down of those hedges. The financing environment for Agency MBS remains favorable, notwithstanding the normalization of the LIBOR/OIS dislocation that characterized much of the first half of this year. We did continue to diversify our financing profile by adding more direct repo counterparties through our broker dealer. Looking forward, the higher rate environment has materially improved the convexity profile of both the Agency market and specifically, our portfolio. Despite the heavier supply in 2018 from a strong housing market as well as Fed runoff, the Agency MBS sector is in fundamentally sound shape, and should wider spreads materialize from excess supply, this would likely present a buying opportunity in the sector.

Shifting to credit, where the majority of our activity was focused in the quarter due to the quality of opportunities we saw across certain markets. In the residential sector, the growth driver of the portfolio was again whole loans, as our proprietary relationships have enabled us to more than double the portfolio to $1.3 billion in the past twelve months. We accommodated the onboarding of new loans by further reducing our securities portfolio, as the strong technical backdrop for securitized credit has kept spreads near post-crisis tights in light of negative net supply. We do remain active in secondary markets however, particularly in CRT, where since 2015, we have turned the portfolio over approximately three times, purchasing assets at an average spread of 345 basis points over LIBOR vs selling assets at an average spread of 239 basis points. As we continue to look for ways to optimize our portfolio, we have priced two securitizations this year, our second completed just this week, and the credit quality of our loans, as measured by original LTV, FICO and DTI, were stronger than the average collateral securitized in this space and the pricing we achieved on these securitizations reflected our focus on quality. While our March transaction consisted predominately of seasoned loans acquired through the execution of call rights on legacy RMBS, our recent transaction consisted of $383 million expanded prime loans organically sourced through our network of originators and aggregators. We retained approximately $80 million of the subordinate and interest only tranches, including horizontal risk retention with levered returns in the low teens. Going forward, we anticipate that the securitization channel will remain a viable funding source for us, as we seek to further reduce our reliance on FHLB funding for residential whole loans.

In Commercial Real Estate, we remain cautious, yet constructive on the space, we expanded our capital markets focus to drive new sourcing channels and acquired high quality assets across the capital structure, primarily backed by stabilized assets in strong markets. In the second quarter alone, gross originations totaled over $400mm at low double digit returns with relatively modest leverage. The LTVs, debt yields and risk ratings on these new investments compare favorably to our existing portfolio. At the same time, we were able to renegotiate existing financing and explore additional financing sources resulting in a 14 percent improvement on our financing spreads, enabling us to continue to deliver attractive returns without sacrificing credit quality in the portfolio.

Finally, with respect to our middle-market lending business, we were able to grow that portfolio to roughly $1.25 billion in assets this past quarter. Our MML platform has been amongst our strongest growth businesses over the past four years, in spite of the broad tightening in corporate spreads, which we believe we have been less susceptible to. In fact, unlevered yields, including coupon and fees earned on our MML holdings, have increased each year for the past four years, while underlying leverage of the companies in our sector has decreased considerably, and interest coverage ratios have improved over that same time period. Also notable is that our average investment size has increased, which reflects our disciplined approach to differentiating credit quality, while the market increasingly treats diverse credits increasingly alike. These investments are in entirely floating rate loans, controlled by top quartile middle market private equity firms which have been reliable sources of deal flow over decades to our origination team, and consistent with the past 7 years we remain focused on the most defensive, free cash flow generating sectors – these are the not the loans driving the CLO machines and we remain steadfast in what we want to avoid, and persistent with where we want to be and in greater size.

With that, I will hand it over to Glenn to discuss the financials.

Glenn Votek

Great, thank you David, and good morning.

Despite the challenging rate environment that both Kevin and David described, we delivered another solid quarter.

Beginning with our GAAP results, second quarter GAAP net income was $596 million, or $0.49 per share, compared to approximately $1.3 billion or $1.12 per share in Q1. The primary factors impacting the GAAP results were higher amortization expense, which increased approximately $107 million dollars, as the prior quarter had a meaningful PAA benefit, combined with lower unrealized gains on our interest rate swaps which declined approximately $634 million.

Core earnings excluding PAA were flat to last quarter at $383 million dollars, or $0.30 per share. The PAA for the quarter was immaterial as projected long term CPRs were largely unchanged.

Among the highlights for the quarter – interest income declined due to the higher amortization expense that I mentioned, but was up modestly excluding PAA, largely driven by increased contributions from the credit portfolios, which were up over 10 percent sequentially. Our dollar roll income declined to $62 million dollars from $88 million in Q1 on lower average TBA positions and higher net funding costs. Interest expense increased $75 million on higher rates, with the average repo rate for the quarter rising 35 bps. However, our economic interest expense, which factors in the impact of our swaps, actually declined by roughly $5 million as our hedge portfolio was in a net receive position for the full quarter generating $31 million of income. Further evidence of the effectiveness of our hedges is reflected in our overall funding cost which actually declined by a basis point in the quarter despite the rise in LIBOR rates.

Our key financial metrics remained strong. Net interest margin, excluding PAA, improved for the third consecutive quarter, benefiting from both higher asset yields and the improved funding costs that I had mentioned. Core ROE ex-PAA, increased 35 bps to 11.05 percent, reaching as Kevin mentioned, the highest level since beginning our diversification strategy, and our operating efficiency metrics remained at favorable levels consistent with the scale benefits of our operating platform.

Turning to the balance sheet, portfolio assets ended the period down approximately $2.0 billion, or 2 percent, with the decline, coming from the agency portfolio, which, combined with the TBA position, was down just under $3B. Each of the credit group portfolios grew in the quarter. The commercial real estate portfolio was up over $250 million, or 12 percent, on just over $400 million of new investments, and the middle market lending portfolio grew $104 million dollars or 9 percent, on approximately $280 million of new originations. Our Resi credit business grew slightly, with the growth concentrated in whole loans. And from a capital allocation standpoint, the credit portfolios represented 28 percent of allocated capital, up from 26 percent the prior quarter and 24 percent as we started the year. Both balance sheet leverage and economic leverage declined slightly to

6.0x, and 6.4x, respectively. And book value declined to $10.35 per share, from $10.53 the prior quarter.

And lastly, an update on the MTGE transaction. We have actively been performing the preparatory integration work, which has validated our initial diligence findings in terms of the overall fit and economics of the business. We currently expect to close the transaction in Q3.

And with that, Mike we are ready to open it up to questions.

Question-and-Answer Session

Operator

Yes, sir. We will now begin the question and answer session. To ask a question, you may press star, then 1 on the touchtone phone. If you are using a speakerphone, please pick up your headset before pressing the keys. If any type of question has been addressed, and you would like to withdraw your question, please press * then 2. Again, it’s * then 1 to ask a question. At this time, we will just pause momentarily until to assemble our roster. Our first question will come from Doug Harter of Credit Suisse. Please go ahead.

Doug Harter

Thanks. Kevin, just to touch more on your comments around kind of the level of return per unit of leverage, does that kind of imply that all else equal that the allocation to credit would be biased higher as you would look towards lower leverage assets?

Kevin Keyes

Yeah, I think, you know, that’s a good headline to take from it and I think the reason I introduced that — and it’s not to be overly technical, it’s — you know, in an isolated fashion, I think we just look across our businesses and this shared capital model and as we’ve mentioned before, it’s competition for that last dollar, which I think is a very good risk mitigant [Ph] and a discipline that we have, which is unique. But we have to measure our investments across the board apples to apples, and I think that’s one — the ROE per unit of leverage, I don’t think is talked enough about, we’re you’re measuring capital efficiency. You know, we’re better utilizing our asset and hedge selection to maximize yield without maximizing leverage. So it’s a big part of how we look at the businesses across the board just like how we look at economic return per unit of leverage. That’s another measure of capital efficiency I measured.

And then there’s risk adjusted measures I had also talked about in terms of sharp ratios, you know, economic returns relative to the variability of that return, which I think is another way to analyze not just our consistency and stability, but others. So I just get a little bit — we don’t just look at yield and we don’t just look at book value moves in anticipating how we’re going to deploy capital. I mean, we project our capital deployment based on these very stringent measures.

Core ROE is a good indication of proxy for dividend yield, which is fine, but we like to do everything kind of a bottoms up, risk adjusted basis. And right now, we pivoted the credit on a relative value basis, you know, tied to a lot of these measures.

So at the end of the day we’re producing just higher ROE more stable returns with less leverage. And in my comments about leverage in the system, I think it’s being downplayed a bit or ignored as the different headlines around the other parts of the market tend to dominate. So that’s kind of my comprehensive explanation to not just the one measure, but how all the measures interrelate and how we think about it.

Doug Harter

And then I guess, just in the context, I mean, how do you think about the liquidity tradeoffs since agencies are clearly a more liquid asset if you wanted to move that around or kind of given your portfolio size, you still feel like you would have enough liquidity, you know, I guess, just how does that factor into the equation?

Kevin Keyes

Yes, that’s a good pickup. I mean, that’s really how we drive our business and we’re starting with these — the valuation measures are kind of a product of how we manage our liquidity, so unencumbered assets and the liquidity of our liquidity as we like to talk about has really been never this high in the history of the company.

And that again is tied to some of the credit diversification, right, because obviously credit is less liquid. David can speak to the kind of the agency portfolio management, but there’s kind of a new way we’ve been describing how we manage this company and I really think of it as a merchant bank where we’re managing liquid — more liquid interest rate strategies and albeit their higher levered.

So in a world that leverages, I think, more risky, given where the curve is and other aspects of our business is less levered longer term cash flows that are predominantly these credit businesses that we’re in. That’s the offset and the balance that we have. So I think — but the liquidity measurement, you know, what’s in our box and how we run the business on a daily basis, that’s really where it all starts from.

David Finkelstein

And Doug, this is David, I’ll just add, obviously, liquidity is the primary consideration for us to the point about unencumbered assets which are over $7 billion the majority of which are agency assets. That’s the first thing we look at every day. And also I’ll point out that our financing options are of significant focus day in and day out. On the agency side we obviously have a lot of diversity in our financing from traditional repo to a broker dealer to direct repo and we continue to build that out.

On the credit side, whether it’s securitization or additional warehouse lines we’re constantly working on those as I mentioned in my comments. And so we feel like we have ample liquidity, but nonetheless it’s something that we look at day in and day out and that’s the first concern.

Doug Harter

Thank you.

Kevin Keyes

Thanks, Doug.

Operator

Next, we have Bose George of KBW.

Bose George

Good morning. Can you talk about where you see the best incremental returns in each of your different buckets?

Kevin Keyes

Yes, Bose, I’ll just do a general overlay, because I think it’s the basic question we ask ourselves every day. In a quarter like this we focused a little bit more on the credit businesses. It’s the relative value tied to the agency levered yield is my comments on valuation, but I think the headline — the biggest thing here is among the businesses — again, it’s relative value versus the agency return, in terms of each one of the businesses, there is unique aspects in terms of what we think are driving the decision to put capital to work.

You know, in resi we are selling CRT while others are buying it just on a relative value basis to where we brought it in and David mentioned that in his comments just on the spreads. Our whole loan business has grown, really as a function of our partnerships growing and our proprietary access. So you see that as a driver where we can pick off and originate business there without competing in the secondary market and how we’ve securitized those assets the last couple of quarters really speaks to our capital efficiency in the business. So that’s kind of a mix there.

Commercial real estate, you know, we have a new origination team we’ve invested in, part of it is a capital market strategy that we haven’t really focused on and Tim Gallagher has joined us recently along with a few others that really had the relationships that we didn’t have before. So that’s driving some of the things we’re doing there. We’re in more stabilized investments than the rest of the market. So by definition, there’s less leverage needed there. And the portfolio has performed, so we’re — and it has grown, albeit conservatively. So we really attracted better financing in that business, which has helped returns.

So it’s a combination there. And then the deciding factors in middle market lending, which you know that business has continued to grow whether people notice it or not, but the unlevered returns were 0.1x levered there, we think are very competitive. And the reason we’re really able to track those is that business has been here since 2010, the relationship matrix has only grown. We’re doing a lot of repeat business and we’re doing larger deals as that business has performed, which are by definition a lot less competitive. I would argue the things we’re doing can only be really competed on by a handful of the public BDCs for instance. So it’s a combination of themes across the businesses, but it’s all relative to where we think the interest rate risk is today. The power of this origination platform, I think, I used the words seasoned and scaled, I mean, we’ve had this now under one roof for five years, it should be producing more proprietary origination.

And the last thing, we don’t even really talk about it a lot, because some of our partners and joint ventures that are in place are not public but we are public with the number of 17 of those partnerships which really help to help us originate and finance more business that is less competitive.

Bose George

Okay, that makes sense. Is it in terms of the relative returns, is it I mean safe to say that when you look at the returns of on agencies say they’re in the low double-digits, the returns on credit, your increased allocation to credit this quarter also reflects just the quality of that return versus necessarily a higher ROE?

Kevin Keyes

Yes, I think I mean they are competing competitive returns on credit with a lot less leverage.

Bose George

Okay, great, that helps.

Kevin Keyes

That is scalable, so it’s not it’s going to continue that relative value opportunities there.

Bose George

Okay, okay, that’s great. And then, just going back to your comments towards the beginning just with the growing leverages in the economy et cetera given the backdrop what do you think is a biggest risk for your company just and just tying it back to rates, is it rates going up a lot or down a lot or how do you think about that?

Kevin Keyes

I think look the biggest risk is we always just measure our liquidity, so if we have an opportunity, we have to prepare for it and we’re turning a lot of things down that others are doing. So and we’re giving up incremental return without levering too much but what I think in this environment and you want us to be have a safe investment and cash on cash yielded should be durable and by definition ours is durable and less levered. I think in other reason for instance we’re onboarding MTGE acquisition, I mean where leverage came down this quarter as David mentioned in preparation for onboarding those assets.

We didn’t lever up to take that company down to buy that company I mean, so it’s a function of our not just our quarterly planning but as I mentioned our 2020 plan where I think the future of this company is we want to attract the yield investor not just the mortgage REIT investor and I think the way we’re going to do that is produce more durable longer term cash flows with lower leverage, so the biggest risk for this company is frankly we confuse motion with progress and we get we get a lot out over our skis in any one way because we do see a lot of different things that others don’t or don’t have the ability to do it.

But I don’t see it as having that problem because of the shared capital model. I really look at the market as, we’re stressing some of these monoline strategies I mean, I think those are they may be producing current returns that are competitive albeit they’re doing it in one market financed one way at leverage that is a lot higher than ours so I think that is not the type of business I would like to be compared to near-term or longer term because I think that’s a different type of risk and even though in the same type of asset class only is one is a different type of risk to taking in that in that type of model.

Bose George

Okay, that’s helpful. Thanks. And then actually as one on the dollar roll balance coming down, can you just talk about being a specialist in the TBA market and how that looks in the third quarter?

David Finkelstein

Sure. This is David. So specialness has dissipated over the recent past we’ve brought down our TBA balances pretty considerably a lot of that does have to do with the fact that the Fed is unwinding their portfolio and as we’ve talked about the past having the Fed in the market taking out that cheapest to deliver bucket as well as just creating excess command has created specialness for some time and that’s dissipating and so as a consequence we think the better value is in pools currently and that will probably continue. Although, I will say there are some bouts of specialness as we increase in rates as you get new coupons that are being originated for example 4.5 where we’ve gravitated into that coupon or that contract has exhibited some specialness and there will be bouts here and there.

Bose George

Okay, great. Thanks again just sneak one more in. Your hedge ratio now is 95 percent, so you’re very well hedged and just given your positioning do you worry more about rates going up or rates going down?

David Finkelstein

Well, I’ll say this we are almost fully hedged. The risk to us I would say is somewhat more to the downside in rates when you just look at the overall symmetry in performance and convexity of the portfolio but a point to know mentioned this in my comments about the complexity profile of the overall portfolio. There is very little call risk in the portfolio right now for example where 50 basis points away we believe from having just 25 percent of our portfolio where it’s justifiable to refinance those assets, so we don’t feel like we bear much call risk and on the extension side of the equation an important takeaway from Q2 is that roughly a third of the pay downs we received on our agency portfolio were on discount securities meaning that assets that were priced below par paid down and immediately accreted the par so that turn over that we’re seeing in the market currently has benefited the profile of the portfolio certainly and so it’s a pretty healthy market in terms of convexity for agency MBS.

Kevin Keyes

Bose, let me just finalize with an anecdote I think when you talk about our biggest risk or reward about rates going up or down volatility has hit this market infrequently the past couple years but when it has hit whether rates have gone up or down or what happened if credit is sold off or not, the first quarter of 2016 credit sold of that’s when we really put a footprint on a resi credit platform and made some very good timely investments, and by the way, we bought a $1.5 billion public company in Hatteras in the midst of some hyper volatility. And then this first quarter 2018 when things were getting pretty messy out there. We bought another company. So I think everything’s relative we’re not insulated from any risk, especially interest rate risk but when volatility hits we’ve really taken advantage of other weaker players in the sector and that’s why I talked about managing our liquidity is really what we focus on, when we see the market become more risky that’s when we can be up most opportunistic.

Bose George

Okay, great. Thanks for the answers.

Kevin Keyes

Thanks.

Operator

Next we have Vic Agarwal of CompassPoint.

Vivek Agarwal

Hi, good morning, and thanks for taking my questions. So over last five years you’ve done some acquisitions including commercial REIT and agency REIT to your point about opportunity and credit REIT now can you talk about when you way the options, decision between build versus buy on the middle market side and when opportunities you’re seeing there.

Tim Coffey

Sure. I think as it relates to some of -- this is Tim Coffey speaking, I think as it relates to what we’re doing organically, we’re seeing pretty attractive unlevered yields that are well north than what you would see in the public out of the public BDCs and what they’re generating from new originations, so we feel pretty comfortable from an earnings yield perspective that we’re getting well north of what you’re seeing from our publicly held competitors. And I would also add as it relates to the weighted average underlying leverage of our portfolio relative to the public peer set we are well underneath where they are and from a cash flow basis, we believe our portfolio is well north of where they are from a coverage standpoint, so all those things considered from an earnings and a credit quality perspective. We feel like we’re generating a whole lot better by doing it organically.

Now that isn’t to say that being able to do asset lift-outs to the extent that there are liquidity issues that may pop up with the BDC or say certain names were to trade off that we wouldn’t be opportunistic. But right now just given the characteristics that I described earlier, we feel very good about what we’ve done organically relative to buying.

Vivek Agarwal

Ok thanks. And then, Kevin, you talked about keeping a lower leverage what would make you change mindset, what would you need to see in the marketplace for you to take up leverage a little bit from here?

Kevin Keyes

I think that question, it’s a very fundamental question it’s a prudent one. I look at it across the board, the answer is from just the sector and it’s always kind of where we will be opportunistic at certain times and certain spread levels. I mean, look I think and David can answer as well. We debate this all the time. I think the whole context of this call is that we have a platform that regardless of one market, we think we can consistently produce returns with lower leverage. If there comes a time or when there comes a time, I’m not assuming that we are going to be able to -- that we want to raise leverage anytime soon when everybody else is talking about it. So we are building more for the longer term on a lower level levered diversified model. I saw some commentary where companies are talking about no problem we’ll go back to 10 or 11 times because this sector used to be at 14 times a pre-crisis.

Well, there is a reason we had a crisis because leverage got too high and we didn’t end up at these levels just by accident. We ended up with these levels because the market frankly dictated it, not the operators. So my long winded answer is of course we can turn up leverage when David and the team sees an interest rate or an opportunity but what else we can also increase leverage on the credit business is if we have an acquisition opportunity or if we want to have a different capital efficiency equation. So its different answer for us, I think we are not expecting to nor are we planning on going from 6.5 times to 9 or 10 times because we just don’t have to create the return where others don’t have that, they don’t have that luxury.

Vivek Agarwal

Okay, thanks for answering my question.

Kevin Keyes

Thanks Vic.

Operator

And next we have Ken Bruce of Bank of America Merrill Lynch.

Ken Bruce

Thanks. Good morning everyone. So you’ve talked about this morning and over previous quarters, the difference in your model relative to a lot of the mortgage REIT peers and certainly broader universe of investment vehicles and obviously getting to lower risk with better returns is kind of the goal and I think you’ve done a good job of making that distinguishment but kind of the net of that you would think as if you would have a lower cost of capital inferred by the market on your shares and that’s clearly what you are trying to get to and haven’t quite managed to convince the market for whatever reason, that that’s case. I’m in interested in what we’ve talked about in the past, what do you think it takes or do you need to transition shareholders in order to do that. I guess I have today is how as you’ve taken this conglomerate model to maybe paraphrase it. How long are you willing to kind of endure a market that has not quite understood the value in what you’ve created at Annaly?

Kevin Keyes

What can I -- you know, I think your questions are -- as we said over time we talked about a lot of the same issues. I think that’s why this call and no quarter is an epiphany, because we are always thinking ahead, but the reason I’m focused on leverage levels is I think the market is not differentiating among leverage and not just our sector but in the market overall. So by definition we are not getting the credit to your point on valuation because the market isn’t differentiating returns tied to leverage that’s why I’m focusing on it especially today.

In terms of the longer term valuation recognition for what we are doing, look I think just like any other sector there needs to be change and not that I’m Jerry Maguire but I think we gotta, we talked about consolidation and values had lifted because of supply demand imbalance is starting to be corrected. That’s the first thing. The second thing is a lot of these models, they talk about their operating expense advantage or they point to their structural advantage, whether you’re internal or external. I just look at too many of these companies frankly the governance around them and the Capital Markets activities around them are just historically over the past 10 or 15 years the sectors have been known for issuing too much equity for instance, this is one example, at the wrong time, just when valuations start to peek above book value for instance if I’m an institution and I’m holding a company or the sector and I see that happening over-and-over again that’s a definite ceiling on valuation.

We raised capital last year, a couple of times in 2017, we hadn’t raised it in six years before that and the reason we raised to last year was the relative value arbitrage in agency in the agency asset class. So it’s -- that’s a big part of it, I think leverage is not taking into account and returns, right? I think governance and corporate kind of responsibility hasn’t really been factored in, in terms of how you’re structured again whether it’s internal or external and at the end of day we are -- our shareholder base has grown very nicely.

I think we have been on the road as you know, a lot meeting with investors whether they were current owners or prospective owners and I think people are getting it, like we picked up more than 200 shareholders in the last couple of years, institutional shareholders that are long-term buyers and at the end of the day I think, look we have a management team here that is putting its money where its mouth is, we are not granted stock, I’ve asked 65 people here to buy stock, with their after tax dollars over the past two years and all 65 have done that and they’ve agreed to do it for the next five years especially me personally or including me.

And I look at other management teams in the sector that has sold a $150 million a stock and they are granted another $350 million on top of that. So there’s a long answer to it but it’s, it’s our job to continue to just grind it out and I think look this market, the rising tide has lifted all the boats in the sector, I think there is too many boats with too much leverage and not enough options and the more volatile the market is, the better it is for us and typically our valuation tends to reflect that. The more volatile the market place, the big liquid diversified players in any industry tend to have a larger valuation premium.

Ken Bruce

That’s really my only question for this morning. But I appreciate all your other comments and congratulations on another good quarter. Thank you.

Kevin Keyes

Thanks, Ken.

Operator

Next we have Rick Shane of JP Morgan.

Rick Shane

Hey, guys. Thanks for taking my question and I’m looking at the 31 page PowerPoint and now I realize based on the Jerry Maguire reference it’s a mission statement. Kevin, I was waiting for you to laugh there. Look one of the things that you’ve done is you have layered in to a counter cyclical business model, some pro-cyclical businesses. Our expectation would be as you do that, that your equity data actually increases slightly. How do you think about that?

Kevin Keyes

I think about it as -- first of all, I’ll answer the last half. Our beta overtime has been half the S&P’s beta and I think it is a function of us combining counter cyclicality with cyclicality and it’s something that frankly the credit, our credit business as we look at the portfolios not in isolation. So by anecdote and then I’ll trying to be less long winded here but by anecdote the commercial real-estate businesses by definition are cyclical, right? You are making an investment typically a loan based on rent roll increasing or occupancy increasing and tied to growth of some sort on a tenant basis, which kind of explains why we’ve been less aggressive as with some of those overvalued or understated in terms of the risk of that happening given the level of valuation. Where in the middle market lending business for instance and both Tim Gallagher and Tim Coffey can speak to this but Tim Coffey’s portfolio is highly defensive, even though we’re lending to corporate America.

I mean, there is defense stocks in the healthcare services company that are not tied to for instance the consumer. So even they’re both credit businesses one is cyclical, one is counter cyclical and you measure those cash flows regardless of what happens in the macro economy or the micro economies of those investments, it’s a natural hedge. So we may not be squeezing the extra juice out of everything with financial engineering and with a more aggressive understabilized property or Tim, you know, lending to a tech company, albeit we do that. We just want to have a cash flow matrix that has lower beta with less volatility and longer -- just longer, more easily projected term to it, which I think in the past five years, I think the counterbalances worked out.

Not to mention, what David has done in the portfolio and he turned it over from his predecessors and frankly there’s a lot of floating rate “Exposure” there in terms of how we’re hedging it. This is why we’re able to maintain the earnings on the agency business. So we balance the stuff out, we debate it all the time and I think, you know, there was a prior question, are we getting valued for it. I think we get valued for it more when there’s more disconnect in the market and more volatility. And we all know we’ve been kind of waiting around for that to happen and the stimulus has kind of sugar coated things and made it less fundamental. So that’s kind of my answer to countercyclicality and cyclicality.

Rick Shane

Got it. And look, I understand from a financial perspective that the incentives are designed to prevent your different business units from taking excess risk, but at the same time there is always within an organization the size of yours, an incentive in terms of building businesses to sort of the business leaders to want to expand their fiefdoms. You talked about your framework for allocating capital in terms of thought process, but I’m really curious from an administrative perspective, help us understand the decision making process, who’s involved so that it really is about allocating capital along the lines the way you say.

Kevin Keyes

You know, that’s a great question and it really -- it’s a softball to me, because it really defines how we’re unique. We’re sitting in this conference room today having this earnings call and everyone in this room is a decision maker and it’s not a big room. So I would argue or just describe it as this. I mean, among our four businesses, there’s three senior people in each of the four businesses along with frankly the capital allocation group, which really acts as Switzerland in modeling out the cash flows of it.

We get in a room and debate every single investment and as a group I’m not always in the room, but there is risk controls and the investment leaders that debate -- every last deal. Look, that’s why I make the merchant bank reference, because we don’t have — we’re not spread across the globe and we don’t have people all over the place. The decision makers are constantly debating in terms of -- in committees there’s an ALCO committee we call it asset liability committee. We have an enterprise risk committee, we have risk wrapped around each decision. But at the end of the day it’s all about relative value. Very -- with broad decision making and like I said we turned a lot of things down. There’s heated debate and there is rigorous analysis done and it really comes down to what’s the best return on invested capital tied to liquidity, tied to leverage.

And I think what we’ve built now is a matrix where things fall out a lot more frequently. But the things that we’re doing, we’re doing larger things, larger investments, with sponsors, for instance, that we’ve been working with the past not two or three years, but five or six, seven years.

And I think we just have it -- we’re building that track record of consistency. But there is a lot of debate. No one acts as -- David’s CIO, but he’s not the judge and the jury. Each of the investment teams have senior people that argue it based on the financial metrics I described in my prepared remarks.

Rick Shane

Great. Well, it wasn’t meant to be softball question, but I really do appreciate the answer, thank you.

Kevin Keyes

Okay. Thank you, Rick.

Operator

Well, at this time we have no further questions. We’ll go ahead and conclude our question-and-answer session. I would now like to turn the conference call back over to Mr. Kevin Keyes for any closing remarks. Sir?

Kevin Keyes

Thank you again, once again, everyone for your interest in Annaly and we look forward to speaking next quarter. Thank you.

Operator

And we also thank you sir, and to the rest of the management team for your time also. Again, the conference call has now concluded. At this time, you may disconnect your lines. Thank you. Take care, and have a great day everyone.

Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly or MTGE stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including a majority of outstanding shares of MTGE’s common stock being validly tendered in the Offer; that required regulatory approvals for the proposed transaction may not be obtained in a timely manner, if at all; business disruption following completion of the proposed transaction; and the other risks and important factors contained and identified in Annaly’s and MTGE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this Form 8-K are made only as of the date hereof. Neither Annaly nor MTGE undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the Offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a Tender Offer Statement on Schedule TO, Annaly has filed a Registration Statement on Form S-4 and MTGE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE

MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of MTGE common stock at no expense to them. The Offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-826-6259). In addition to the Offer to Exchange, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, Annaly and MTGE file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and MTGE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and MTGE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.